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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

                   SOLICITATION/RECOMMENDATION STATEMENT UNDER
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 15)

                               Dime Bancorp, Inc.
                            (Name of Subject Company)


                               Dime Bancorp, Inc.
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $0.01 per share
           (Including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

                                     25429Q
                      (CUSIP Number of Class of Securities)

                              James E. Kelly, Esq.
                                 General Counsel
                               Dime Bancorp, Inc.
                                589 Fifth Avenue
                                    3rd Floor
                            New York, New York 10017
                                 (212) 326-6170
   (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                    Copy to:

                             Mitchell S. Eitel, Esq.
                               Sullivan & Cromwell
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000

         /_/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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         This Amendment No. 15 amends and supplements the
solicitation/recommendation statement on Schedule 14D-9 filed with the Securities and Exchange Commission on March 21, 2000, as subsequently amended on March 21, 2000, March 22, 2000, March 24, 2000, March 30, 2000, April 6, 2000,
April 7, 2000, April 12, 2000, April 14, 2000, May 1, 2000, May 2, 2000, May 19,
2000, May 24, 2000, May 31, 2000 and June 2, 2000 (as so amended, the "Schedule 14D-9"), by Dime Bancorp, Inc., a Delaware corporation ("Dime"), in relation to the exchange offer disclosed in the Schedule TO, dated March 15, 2000 (as amended from time to time, the "Schedule TO"), of North Fork Bancorporation, Inc., a Delaware corporation ("North Fork"), and Fleet Boston Corporation, a Rhode Island corporation ("FleetBoston"), to exchange each issued and outstanding share of Dime common stock, par value $0.01 per share, for 0.9302 of a share of North Fork common stock, par value $0.01 per share, and $2.00 in cash, upon the terms and subject to the conditions described in the Schedule TO, the Registration Statement filed on Form S-4 by North Fork on March 15, 2000 and the Prospectus relating to North Fork's common stock dated March 14, 2000 and contained therein (each of which may be amended from time to time and each of which is an Exhibit and incorporated by reference into North Fork's Schedule
TO).

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

Item 3 is hereby supplemented and amended by adding the following:

         The proxy statement for Dime's annual meeting to be held on July 14, 2000 is included herewith as Exhibit (e)(22) and is incorporated herein by reference. The amendments to employment agreements for executive officers of Dime discussed in Amendment No. 11 to this Schedule 14D-9 filed with the SEC on May 19, 2000 are included herewith as exhibits (e)(23) through (e)(30) and are incorporated herein by reference.


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Item 9.  Exhibits.

Item 9 is hereby supplemented and amended by adding the following:

Exhibit
Number                      Description
------                      -----------

(e)(22)                     Dime's definitive proxy materials on Schedule 14A

(e)(23) Amendment to Employment Agreement, effective as of May 18, 2000, between The Dime Savings Bank of New York, FSB (the "Bank") and Lawrence J. Toal

(e)(24) Amendment to Employment Agreement, effective as of May 18, 2000, between the Bank and Gene C. Brooks

(e)(25) Amendment to Employment Agreement, effective as of May 18, 2000, between the Bank and Anthony Burriesci

(e)(26) Amendment to Employment Agreement, effective as of May 18, 2000, between the Bank and D. James Daras

(e)(27) Amendment to Employment Agreement, effective as of May 18, 2000, between the Bank and James E. Kelly

(e)(28) Amendment to Employment Agreement, effective as of May 18, 2000, between the Bank and Richard A. Mirro

(e)(29) Amendment to Employment Agreement, effective as of May 18, 2000, between the Bank and Carlos R. Munoz

(e)(30) Amendment to Employment Agreement, effective as of May 18, 2000, between the Bank and Peyton R. Patterson



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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     DIME BANCORP, INC.


                                                     By:   /s/ James E. Kelly
                                                        -----------------------
                                                     Name:   James E. Kelly
                                                     Title:  General Counsel


Dated:  June 16, 2000



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                                  EXHIBIT INDEX

Exhibit
Number                      Description
------                      -----------

(e)(22)                     Dime's definitive proxy materials on Schedule 14A

(e)(23) Amendment to Employment Agreement, effective as of May 18, 2000, between The Dime Savings Bank of New York, FSB (the "Bank") and Lawrence J. Toal

(e)(24) Amendment to Employment Agreement, effective as of May 18, 2000, between the Bank and Gene C. Brooks

(e)(25) Amendment to Employment Agreement, effective as of May 18, 2000, between the Bank and Anthony Burriesci

(e)(26) Amendment to Employment Agreement, effective as of May 18, 2000, between the Bank and D. James Daras

(e)(27) Amendment to Employment Agreement, effective as of May 18, 2000, between the Bank and James E. Kelly

(e)(28) Amendment to Employment Agreement, effective as of May 18, 2000, between the Bank and Richard A. Mirro

(e)(29) Amendment to Employment Agreement, effective as of May 18, 2000, between the Bank and Carlos R. Munoz

(e)(30) Amendment to Employment Agreement, effective as of May 18, 2000, between the Bank and Peyton R. Patterson



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